PARAMOUNT RESOURCES LTD.
Calgary, Alberta

March 28, 2005

NEWS RELEASE:	PARAMOUNT’S SPECIAL MEETING OF SECURITYHOLDERS TODAY TO APPROVE THE TRUST SPINOUT TRANSACTION WILL BE WEBCAST

Paramount Resources Ltd. announces that the special meeting of its securityholders to be held at 10:00 a.m. (Calgary time) this morning to approve the arrangement under the Business Corporations Act (Alberta) pursuant to which Paramount’s previously announced trust spinout transaction (the “Trust Spinout”) is to be effected will be webcast.

To listen to the special meeting and view the presentation to be provided at the special meeting, please go to the following internet address at www.paramountres.com. The webcast will also be available after the special meeting for a period of seven days at the same internet address.

For further information, please contact:

C.H. (Clay) Riddell, Chairman and Chief Executive Officer
J.H.T. (Jim) Riddell, President and Chief Operating Officer
B.K. (Bernie) Lee, Chief Financial Officer

Paramount Resources Ltd.
4700 Bankers Hall West
888 3rd Street SW
Calgary, Alberta T2P 5C5
Phone:(403) 290-3600
Fax:(403) 262-7994